UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 26, 2021

(Date of earliest event reported)

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests;  Series #90FM1 membership interests;  Series #83FB1 membership interests;  Series #98DV1 membership interests;  Series #93XJ1 membership interests;  Series #06FS1 membership interests;  Series #02AX1 membership interests;  Series #99LE1 membership interests;  Series #91MV1 membership interests;  Series #92LD1 membership interests;  Series #94DV1 membership interests;  Series #00FM1 membership interests;  Series #72MC1 membership interests;  Series #06FG1 membership interests;  Series #11BM1 membership interests;  Series #80LC1 membership interests;  Series #02BZ1 membership interests;  Series #88BM1 membership interests;  Series #63CC1 membership interests;  Series #76PT1 membership interests;  Series #75RA1 membership interests;  Series #65AG1 membership interests;  Series #93FS1 membership interests;  Series #61JE1 membership interests;  Series #90MM1 membership interests;  Series #65FM1 membership interests;  Series #88PT1 membership interests;  Series #94LD1 membership interests;  Series #99SS1 membership interests;  Series #94FS1 membership interests;  Series #61MG1 membership interests;  Series #92CC1 membership interests;  Series #89FT1 membership interests;  Series #80PN1 membership interests;  Series #89FG2 membership interests;  Series #88LL1 membership interests; Series #03SS1 membership interests

(Securities issued pursuant to Regulation A)

ITEM 1. FUNDAMENTAL CHANGES

On March 26, 2021, RSE Collection LLC, a Delaware series limited liability company  (“Collection”), and its series completed an internal reorganization (the “Reorganization”) in connection with the interposition of an intermediate holding company, Rally Holdings, LLC (“Rally Holdings”), and a managing member, RSE Collection Manager LLC (the “Manager”), between Collection and its former sole member RSE Markets, Inc. (“RSE Markets” and together with Collection, Rally Holdings, and the Manager, the “Rally Entities”)

In the Reorganization, RSE Markets became the sole member of a newly-created, intermediate holding company, Rally Holdings.  Rally Holdings became the sole member of the newly created Manager.  The Manager became the sole member and managing member of Collection. Rally Holdings also became the asset manager of Collection and its series.  The Rally Entities implemented the Reorganization for a number of reasons, including, but not limited to separating out the asset management function from the managing member function of Collection and its series.

In connection with the Reorganization, (a) the limited liability company agreement of Collection was amended and restated  (the “Fourth Amended and Restated Operating Agreement”) to, among other things, reflect the fact that the Manager became the managing member of Collection and that RSE Markets is no longer either the managing member or the asset manager of Collection and (b) the form of asset management for each series designation of Collection was amended and restated to reflect Rally Holdings as the new asset manager for each series (the “Amended and Restated Form of Asset Management Agreement”).

The Fourth Amended and Restated Operating Agreement and the Amended and Restated Form of Asset Management Agreement are included as Exhibits 2.1 and 6.1, respectively, to this Current Report Pursuant to Regulation A on Form 1-U and are incorporated by reference herein.

ITEM 16.EXHIBIT INDEX

Exhibit No.Description

2.1Fourth Amended and Restated Operating Agreement (1)

6.1Amended and Restated Standard Form of Asset Management Agreement (1)

(1)        Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on March 26, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

Dated: March 31, 2021

By: /s/ George Leimer

Name: George Leimer

Title: Chief Executive Officer